Mail Stop 6010
Via Facsimile and U.S. Mail

October 22, 2007

Mr. Michael D. Price
President and Chief Executive Officer
Platinum Underwriters Holdings, Ltd.
The Belvedere Building
69 Pitts Bay Road
Pembroke, Bermuda HM08

> **Re: Platinum Underwriters Holdings, Ltd**
> **Form 10-K for fiscal year ended December 31, 2006**
> **File No. 001-31341**

Dear Mr. Price:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant